UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:    ☒        Form 40-F:    ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:     ☐        No:    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:    ☐        No:    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:    ☐        No:    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations	4Q09

Simples Assim

Press Release

Consolidated information and results

(unaudited)

This report contains the operational and financial data for Tele Norte Leste Participações and its direct and indirect subsidiaries on

the fourth quarter of 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

www.oi.com.br/ir

UPCOMING EVENTS: CONFERENCE CALLS

PORTUGUESE		ENGLISH

DATE:	Monday, March 15, 2010 11:00am (Rio) - 10:00am (NY)	DATE:	Monday, March 15, 2010 12:30pm (Rio) - 11:30am (NY)

ACCESS:	Phone: (55 11) 4688-6361 Code: Oi Replay: (55 11) 4688-6312 Available until March 21, 2010 Code: 46140	ACCESS:

Phone: 800-860-2442 (U.S.)

    1 412-858-4600 (Brazil / other countries)

Code: Oi

Replay: 877-344-7529 (U.S.)

    1 412 317 0088 (Brazil / other countries)

Available until March 21, 2010

Code: 437840 #, dial 1 to start

WEBCAST:	Click Here	WEBCAST:	Click Here

A complementary presentation will be available before the start of the conference call at http://www.oi.com.br/ir

Tele Norte Leste Participações

Outstanding shares (‘000): 382,523

TNLP3: R$44.70 (127,575 thousand shares)

TNLP4: R$37.10 (254,948 thousand shares)

TNE: US$21.42 ADR

Market Capitalization (Million): R$15,161, US$8,707

Telemar Norte Leste

Outstanding shares (‘000): 238,391

TMAR3: R$71.99 (107,063 thousand shares)

TMAR5: R$62.21 (130,264 thousand shares)

TMAR6: R$45.55( 1,064 thousand shares)

Market Capitalization (Million): R$15,860 US$9,108

Brasil Telecom

Outstanding shares (‘000): 589,789

BRTO3: R$27.51 (203,423 thousand shares)

BRTO4: R$16.75 (386,366 thousand shares)

BTM: US$29.13 ADR PN / US$15.99 ADR ON

Market Capitalization (Million): R$12,068 US$6,931

Notes: (1) Prices at the end of the 4th Quarter of 2009; (4) Outstanding ex-treasury shares; (3) Market Value based on unadjusted shares.

March 15, 2010	www.oi.com.br/ir	1

Rio de Janeiro, March 15, 2010: Tele Norte Leste Participações S.A. (Bovespa: TNLP4 and TNLP3), Telemar Norte Leste S.A. (Bovespa: TMAR3, TMAR5 and TMAR6) and Brasil Telecom S.A. (Bovespa: BRTO3 and BRTO4) are pleased to announce their results for the fourth quarter of 2009. This report contains consolidated data for Tele Norte Leste Participações and its direct and indirect subsidiaries as of December 31, 2009. To better understand the results and offer an adequate comparison with past performance, we present the pro-forma 4Q08 and 2008 consolidated figures for TNLP (Oi), in addition to Brasil Telecom Participações S.A. (“BrTP”).

To our Shareholders

The year 2009 marked a turning point in the history of the group. Ten years after its privatization, Oi finally became a nationwide company in the wireless, fixed, broadband internet and data transmission segments. By the beginning of the year, when Oi was still initiating its mobile operations in São Paulo, which later became a very successful wireless services start-up according to international standards, the acquisition of Brasil Telecom brought a bigger challenge for the company - to create a countrywide company combining two regional companies.

The project’s Execution Plan had to become a reality as soon as possible, focusing on adopting the best practices of each company and quickly seizing the synergy gains. And this revolution that took place at the organization could not halt the company’s activities nor affect its customer service. Twelve months later, the project is virtually completed.

In line with what happened in Region I, the company opted for just one brand - “Oi”, rebranding all “Brasil Telecom” assets. In less than one month, about 10 thousand public telephones, 80 stores and kiosks, more than 700 authorized stores and roughly 1,000 sales counters were migrated. Every call center operator and field technician underwent training and a comprehensive internal communication and marketing program was implemented to convey information and involve all employees in the integration project. The process of unifying the company’s culture and values was given special attention in order to maintain the most-talented professionals of both companies, adopting a single management model under a unified corporate structure, since the first day.

Since then, Oi has gradually relaunched its entire portfolio in Brasil Telecom’s region, starting with the “Ligadores” prepaid service in May 2009 and ending with “Oi Fixo” and “Oi Velox” (fixed and mobile). Only “Oi Conta Total,” company’s convergent offer, will be launched in 2010. The prepaid service garnered one million clients in São Paulo during the month it was phased in, repeating the successful launch the company had in São Paulo.

The strategies for sales channels had to be entirely unified and integrated to back these offers. Of the countless actions that were implemented, we highlight the restructuring of the retail distribution model in Region II, focusing on small-scale retailers and exclusive distributors. This initiative was supported by an expansion of virtual recharge. In addition, Oi-owned stores are becoming franchises and the channels that serve the SME market are adopting a new business model that will cater to different customer profiles. The corporate client market is consolidating in order to have a nationwide reach.

By relying on a countrywide network, the operations area faced the towering challenge of unifying two network management centers that existed previously. This was concluded seven months after the merger. Meanwhile, the internal plant’s management model was unified and a new operational philosophy was implemented to improve customer service.

March 15, 2010	www.oi.com.br/ir	2

Also from an engineering standpoint, the switch network of Brasil Telecom was integrated during 2009, leading to an investment in New Generation Network (NGN) equipment. In the wireless segment, significant capital expenditures were invested to expand the reach and capacity of 2G and 3G networks in the whole country. Also, Oi unified the core of the voice and data networks, including network operating center integrated services platforms, combining Oi products in all licensed regions. The platforms for text messaging and multimedia were consolidated with a focus on reducing operating costs and improving service.

In addition, more than 30 initiatives aimed at cost efficiency were implemented, of which we highlight the implementation of an administrative restructuring done during the year, as well as the revision of benefits, the renegotiation of supplier contracts, the utilization of internal infrastructure for interconnection in cases that were previously done by other telecommunication companies, and many more.

In summary, 2009 was a year of intense work, challenges and important achievements. The country’s pioneer and main telecommunication services provider was created. Oi is the only integrated provider offering nationwide quadruple-play. We built a company with a fiber optic network that covers virtually the entire country and connects to North America, Venezuela and Bermuda. Certainly, it is the largest and broadest data transmission backbone in the country. The only certainty for 2010 is that this is just a sample of the challenges ahead of us in our quest for a promising future.

March 15, 2010	www.oi.com.br/ir	3

1) HIGHLIGHTS OF 4Q09 AND YEAR 2009:

•

Oi added 5.9 million users in 2009 to end the year with 61.9 million RGUs (Revenue Generating Units), in a 10.6% increase from 2008. The wireless, fixed broadband and video segments added, respectively, 6.1 million, 390 thousand and 173 thousand customers in the period.

•

In the wireless segment, net additions in Region III, which was starting up, and in Region II, where the “Oi” services portfolio was launched, were the highlights with 55% and 25% of the company’s total net adds, respectively. For another year, Oi’s growth (20.4%) exceeded the national average (15.5%);

•	Broadband internet service, combining fixed and mobile (3G) users, reached 741 thousand in 2009, of which 53% were fixed users, 42% were via 3G mini-modems and 5% through data plans;

•	The successful launch of DTH accounted for 26% of industry’s national additions since its launch in July, even though it is present in just five states.

•	Consolidated Gross Revenue amounted to R$11,686 million in 4Q09, totaling R$45,708 million in the year, 4.0% up from 2008. Mobility and data communication boosted revenue, once again.

•	Consolidated Recurring EBITDA equaled R$2,370 million in the quarter, totaling R$9,864 million in the year, with margins of 31.4% and 33.0%, respectively.

•

Net Debt rose 3.5% in the quarter to end the year at R$21.9 billion, or 2.2 times 2009 recurring EBITDA. The company maintained its policy of low exposure to foreign exchange currency, which at the end of December 2009 was just 0.8% of total debt.

•

Given the non-recurring expenses, the impact of the São Paulo start-up and the fiscal distortion due to the limited amortization/utilization of goodwill of the acquisition of BrT, the company posted a negative net result in 2009 of R$436 million (R$1.14/share and US$0.57/ADR).

•

After CAPEX of R$1,918 million in 4Q09, capital expenditure reached R$5,108 million in the year, accounting for 17.1% of Consolidated Net Revenue. Of this amount, 48% were directed to the wireless segment and 52% to the fixed service.

March 15, 2010	www.oi.com.br/ir	4

Table 1 – Consolidated Financial Indicators

	Quarter							Year
TNL Consolidated - R$ million	4Q08 Pro forma*	3Q09	4Q09	QoQ		YoY		2008 Pro-forma*	2009	YoY
Net Revenue	7,667	7,553	7,539	-0.2%		-1.7%		29,947	29,881	-0.2%
Recurring EBITDA	2,445	2,668	2,370	-11.2%		-3.1%		10,249	9,864	-3.8%
Recurring EBITDA Margin (%)	31.9%	35.3%	31.4%	-3.9	p.p.	-0.5	p.p.	34.2%	33.0%	-1.2	p.p.
Net Earnings	13	64	-365	—		—		1,087	-436	—

Net Debt	12,351	21,143	21,889	3.5%		77.2%		12,351	21,889	77.2%
Available Cash	12,779	7,409	8,029	8.4%		-37.2%		12,779	8,029	-37.2%
CAPEX	2,114	1,345	1,918	42.6%		-9.3%		7,322	5,108	-30.2%
Net Debt / Recurring EBITDA	1.2	2.1	2.2	4.8%		83.3%		1.2	2.2	83.3%

TMAR Consolidated - R$ million	4Q08 Pro forma*	3Q09	4Q09	QoQ		YoY		2008 Pro-forma*	2009	YoY
Net Revenue	7,651	7,536	7,522	-0.2%		-1.7%		29,877	29,812	-0.2%
Recurring EBITDA	2,451	2,680	2,392	-10.7%		-2.4%		10,290	9,921	-3.6%
Recurring EBITDA Margin (%)	32.0%	35.6%	31.8%	-3.8	p.p.	-0.2	p.p.	34.4%	33.3%	-1.1	p.p.
Net Earnings	26	66	-485	—		—		1,453	-595	—

BRTO Consolidated - R$ million	4Q08	3Q09	4Q09	QoQ		YoY		2008	2009	YoY
Net Revenue	2,946	2,734	2,657	-2.8%		-9.8%		11,581	10,879	-6.1%
Recurring EBITDA	988	1,003	1,093	9.0%		10.6%		3,912	4,047	3.5%
Recurring EBITDA Margin (%)	33.5%	36.7%	41.1%	4.4	p.p.	7.6	p.p.	33.8%	37.2%	3.4	p.p.
Net Earnings	175	259	116	—		—		1,030	-1,143	—

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

2) CONSOLIDATED OPERATING PERFORMANCE:

The consolidated information of 2008 is pro forma to enable an year-on-year analysis, considering the acquisition of BrT (January 2009).

In December 2009, the company had 61.9 million Revenue Generating Units (RGUs), 10.6% above December 2008 and 2.2% when compared to 3Q09, mostly influenced by the expansion of the mobile user base and broadband internet user base.

Wireline – Oi Fixed

Fixed lines in service did not change quarter-on-quarter. It must be noted that in 3Q09 the company cleaned the prepaid lines in service and the fixed base linked to the old Pluri plans in Region II, which ended up influencing the annual analysis.

Oi continues with its strategy of selling alternative plans aiming to retain customers. These plans reached 12,688 thousand users in 2009 (a 19.7% increase from 2008), which equaled to 59.6% of all fixed lines in service or 83.7% of residential lines in service.

Also aiming to protect the fixed line base, during the third quarter of 2009 Oi started selling a new TV-subscription service using Direct-to-Home (DTH) technology, which entitles clients that have fixed lines in service to get discounts.

March 15, 2010	www.oi.com.br/ir	5

The “Oi Conta Total” convergent product, which helps to retain clients, already accounts for 5.3% of all residential and commercial lines in service in Region I (4.6% in 2008). More details on this product are available in the analysis of Wireless Services, below.

Broadband – fixed + mobile

The user base for fixed broadband ended the year with 4,211 thousand customers, 390 thousand more than at the end of 2008 (+10.2%), of which 69 thousand in the last quarter (+1.7%). This product is strategic to the company and represents 19.5% of lines in service at the yearend (17.1% in 2008). It is worth mentioning that throughout 2009, Oi decided to end the convergent service available in Region II (Pluri), and disconnected all problem-ridden Pluri plans, which ultimately affected the number of broadband users in that region.

The addition of 3G broadband service, including mini-modem users, added 64 thousand new customers in the quarter. As a result, total additions to the broadband service (fixed and mobile) totaled 133 thousand in the quarter and 741 thousand during 2009, increasing 18.8% in 2009. In December 2009, mobile broadband users totaled 469 thousand (+298% vs 2008).

Wireless – Oi Mobile

The wireless customer base ended 2009 with 36.1 million users, adding 1,294 thousand in the last quarter and 6,117 thousand in the year, of whom 3,355 thousand in Region III (São Paulo). Customers in the wireless segment represented 58.4% of all Revenue Generating Units (RGUs) by the end of the year (57.5% in 3Q09 and 53.6% in 4Q08).

The prepaid user base, which reached 30,327 thousand in December 2009, rose 3.7% in the quarter and 20.3% from a year earlier, mostly influenced by the “Oi Ligadores” campaign. The positive contribution provided by the prepaid “Oi Cartão” product must be highlighted in Region II, which was launched in May 2009. In all, 309 thousand prepaid users were added to that region in the quarter, accounting for 28.4% of net additions in this segment in 4Q09.

Oi ended 2009 with 4,323 thousand post-paid customers, 12.0% of the total mobile users (11.6% in 2008), which represents 138 thousand new customers in the quarter and 848 thousand in the year.

The “Oi Conta Total” product already had 1,449 thousand mobile customers in December 2009, growing 36.6% in the year and representing 38% of the post-paid base in Region I (28% in 2008), the only area where the product is available at present.

In 3Q09 the company started to report separately the client base for “Oi Control” plans, in which the “post-paid control” and the recently-launched “prepaid control” are included. In the prepaid control plan, Oi does not send the bill to customers, who in fact authorize a monthly credit card charge, generating a recurring revenue just like post-paid plans. “Oi Control” sales have been rallying since this new plan was launched, ending the quarter with about 1,462 thousand customers, an increase of 10.8% in 12 months and 4.9% in the quarter.

March 15, 2010	www.oi.com.br/ir	6

Video – Oi TV

TV subscribers reached 234 thousand at the end of the year, increasing by 121 thousand customers from 3Q09 and 173 thousand in the whole of 2009. It is important to point out that in this quarter we started to report DTH users in addition to cable-TV subscribers. This service, which was launched in July in Rio de Janeiro and was available in only five states by the end of the year, is posting a better-than-expected performance. The states where the service is available now are: Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Parana and Santa Catarina.

Table 2 – Consolidated Operational Indicators

	4Q08 Pro forma	3Q09	4Q09	QoQ		YoY
Wireline Services - “Oi Fixo”
(a) Lines in Service (‘000)	22,066	21,442	21,293	-0.7%		-3.5%
Residential	15,788	15,272	15,159	-0.7%		-4.0%
Commercial	5,423	5,317	5,283	-0.6%		-2.6%
Public Telephones	855	853	852	-0.1%		-0.4%
Alternatives Plans (‘000)*	10,598	11,609	12,688	9.3%		19.7%
Proportion of Lines in Service (%)	48.0%	54.1%	59.6%	5.5	p.p.	11.6	p.p.
ARPU Fixed (R$)	60.7	58.4	57.0	-2.4%		-6.1%
Fixed Broadband Services - “Oi Velox”
(b) Fixed Broadband Subscribers (‘000)	3,821	4,142	4,211	1.7%		10.2%
Proportion of Lines in Service (%)	17.1%	19.1%	19.5%	0.4	p.p.	2.4	p.p.
ARPU Fixed Broadband (R$)	46.5	43.8	43.2	-1.4%		-7.1%
Wireless Services - “Oi Móvel”
(c) Mobile Subscribers (‘000)	29,995	34,818	36,112	3.7%		20.4%
Pre-Paid Plans	25,200	29,239	30,327	3.7%		20.3%
Post-Paid Plans	3,475	4,185	4,323	3.3%		24.4%
Oi Control	1,319	1,394	1,462	4.9%		10.8%
Oi Conta Total (‘000)	1,061	1,448 **	1,449 **	0.1%		36.6%
3G Clients (‘000)	118	405	469	15.8%		297.5%
Market Share Oi (%) - Brazil	19.9%	21.0%	20.8%	-0.2	p.p.	0.9	p.p.
Proportion of Net Additions in Brazil (%)	29.2%	13.6%	16.5%	2.9	p.p.	-12.7	p.p.
Monthly Churn rate (%)	3.9%	3.8%	3.2%	-0.6	p.p.	-0.7	p.p.
ARPU Mobile (R$)	23.4	22.2	22.5	1.4%		-3.8%
Vídeo - “Oi TV”
(d) Pay TV Subscribers (‘000) ***	61	113	234	107.1%		283.6%
RGU - Revenue Generating Unit (a+b+c+d) (‘000)	55,943	60,515	61,850	2.2%		10.6%

*	Alternative plans include “Planos de Minutos,” “Plano Economia,” “Digitronco,” “PABX Virtual” and others.
**	Includes Oi Conta Total Professional
***	Includes users in DTH, launched in July 2009

3) CONSOLIDATED FINANCIAL RESULTS:

3.1) Revenue:

Consolidated Gross Revenue totaled R$45,708 million in 2009, of which R$11,686 amounts to the last quarter, in a 4.0% growth compared to 2008 and 0.8% when compared to 3Q09, both, in the year-on-year

March 15, 2010	www.oi.com.br/ir	7

and quarter-on-quarter comparisons. The strongest contributors to the revenue increase were the mobile segment and data communication service, which combined accounted for 40.6% of the total Consolidated Gross Revenue at the company in the quarter (36.0% in 2008).

Consolidated net revenue totaled R$29,881 million in 2009, stable compared to 2008. It must be noted that the difference between gross performance and net performance from 2009 to 2008 is due to the impact that resulted from a change in accounting method for gross revenue and the discounts in Region II in the middle of 2008, mainly in data transmission services (broadband) and subscription of local service. In that region, the gross revenue was accounted already deducting some discounts up to middle of 2008, when the company started to account gross revenue full, considering the eventual equivalent discounts. This affected the comparison between revenues for 2009 and 2008.

Table 3 – Breakdown of Consolidated Gross Revenue

	Quarter					Year			%
R$ million	4T08 Pro-forma	3Q09	4Q09	QoQ (%)	YoY (%)	2008 Pro-forma	2009	YoY (%)	2008 Pro forma	2009
Wireline	9,007	8,990	8,908	-0.9	-1.1	35,250	35,588	1.0	80.2	77.9

Local (exc. - VC1)	3,378	3,279	3,274	-0.2	-3.1	13,357	13,121	-1.8	30.4	28.7
Local Fixed-to-Mobile (VC1)	1,228	1,149	1,094	-4.8	-10.9	4,712	4,523	-4.0	10.7	9.9
Long Distance FF + PCS*	1,168	1,192	1,162	-2.5	-0.5	4,940	4,716	-4.5	11.2	10.3
LD Fixed-to-Mobile (VC2/3)*	372	367	350	-4.6	-5.9	1,507	1,445	-4.1	3.4	3.2
Network Usage	243	233	275	18.0	13.2	971	930	-4.2	2.2	2.0
Data	2,024	2,199	2,277	3.5	12.5	7,354	8,668	17.9	16.7	19.0
Public Phones	267	236	132	-44.1	-50.6	1,131	868	-23.3	2.6	1.9
Additional Services / Advanced Voice	327	335	344	2.7	5.2	1,278	1,317	3.1	2.9	2.9

Wireless	2,404	2,548	2,707	6.2	12.6	8,477	9,878	16.5	19.3	21.6

Services	2,273	2,466	2,610	5.8	14.8	8,037	9,510	18.3	18.3	20.8
Subscriptions	512	589	604	2.5	18.0	1,801	2,269	26.0	4.1	5.0
Outgoing Calls	953	932	903	-3.1	-5.2	3,334	3,583	7.5	7.6	7.8
Domestic/Inter. Roaming	34	30	39	30.0	14.7	151	131	-13.2	0.3	0.3
Network Usage	564	619	622	0.5	10.3	2,055	2,323	13.0	4.7	5.1
Data / Value Added / Other	210	296	441	49.0	110.0	696	1,204	73.0	1.6	2.6
Handset SAMes	131	82	96	17.1	-26.7	440	368	-16.4	1.0	0.8

Other Services*	59	59	72	22.0	22.0	235	242	3.0	0.5	0.5

Wireline - Gross	9,007	8,990	8,908	-0.9	-1.1	35,250	35,588	1.0	80.2	77.9
Wireless - Gross	2,404	2,548	2,707	6.2	12.6	8,477	9,878	16.5	19.3	21.6
Other Services*	59	59	72	22.0	22.0	235	242	3.0	0.5	0.5

Total Gross Revenue	11,470	11,597	11,686	0.8	1.9	43,962	45,708	4.0	100.0	100.0

Total Net Revenue	7,667	7,553	7,539	-0.2	-1.7	29,947	29,881	-0.2	100.0	100.0

Wireline - Net	6,084	5,848	5,734	-1.9	-5.8	24,295	23,269	-4.2	81.1	77.9
Wireless - Net	1,557	1,672	1,769	5.8	13.6	5,538	6,477	17.0	18.5	21.7
Other Services - Net	26	33	36	9.1	38.5	114	135	18.4	0.4	0.5

*	Pay TV and Paggo

Wireline Services:

Gross revenue from wireline services rose 1.0% in 2009. In this segment, data communication revenue grew substantially, leading to a 17.9% rise in 2009 and a 3.5% increase quarter-on-quarter. This item, along with fixed network usage (+18.0% vs. 3Q09) offset the drop in revenue from public telephones in the quarter.

March 15, 2010	www.oi.com.br/ir	8

Local Service:

Fixed-to-Fixed (subscription, traffic, connection fee)	Revenue from fixed-to-fixed local service did not post significant changes since 3Q09. In the year, the 1.8% reduction was due to fewer lines in service. It is worth noting that the expansion of alternative plans, which enable greater “minute packages,” helped to minimize the drop in this revenue.

Fixed-to-Mobile: (VC1)	Revenue from fixed-to-mobile local service fell year-on-year and quarter-on-quarter because of reduced traffic, mainly due to the historic fixed to mobile trend. It must be noted that in general terms all mobile operators have been decreasing subsidies on handsets and increasing subsidies on traffic (minute bonus), which expanded such trend in the quarter and in the year.

Long Distance Services FF + SMP + VC2 and VC3:

Long-distance service revenue fell quarter-on-quarter (3.0%) and year-on-year (4.4%) as a result of lower long-distance traffic originated from fixed lines. This type of traffic is dropping due to the slow replacement of these calls by mobile outgoing calls.

Remuneration for Network Usage:

After R$115 million in eliminations from intercompany transactions, remuneration for fixed network usage climbed both in the quarter and in the year. The resumption of fixed terminated calls in the bonus offered by mobile operators explained this increase. However, this increase was not enough to offset the downward trend in this revenue. It must be noted that 2008 was also influenced by an agreement with another telecommunications operator, which added R$28 million in revenue in that year.

Data Communication Services:

Data revenue jumped R$78 million in the quarter and R$1,314 million year-on-year. The highlight was “Oi Velox” broadband service, increasing by 10.3% the number of ADSL users in 2009. This item also had an accounting impact resulting from the change in accounting practice for gross revenue and discounts in Region II, which was previously explained. It is important to note that net revenue is free of any accounting impact.

Wireless Segment:

Gross revenue in the wireless segment ended 2009 at R$9,878 million, in a R$159 million increase quarter-on-quarter and R$1,401 million year-on-year.

March 15, 2010	www.oi.com.br/ir	9

Subscription revenue grew in the quarter and in the year because of the expansion of the average post-paid user base, along with higher minute packages in several plans.

The expansion of the prepaid client base resulted in revenue growth in outgoing calls in 2009. In the quarter, we must highlight that revenue fell in this item, mainly because of the launch of “Oi Bonus Extra” sales, an offer which allow customers to go for part of their recharge in exchange for minutes packages that may be up to five times higher to talk to another Oi mobile or to an Oi fixed telephone. This new product aims to bolster ARPU growth for this customer. These sums are not accounted for as “outgoing calls,” but as “data/value added/other” and represented more than R$100 million worth of revenue in the quarter.

After R$655 million in deductions from Oi intercompany transactions, consolidated revenue from mobile network usage totaled R$622 million in 4Q09, virtually unchanged during the quarter. In the year, revenue rose 13.0% due to a larger average customer base, mainly because of the expansion in Regions II and III.

This revenue also benefits indirectly from the inclusion of calls to fixed operators in the bonus offered by other mobile phone operators, as customer resources can be used for calls to off-net mobile phones.

Revenue from “data/value added/others” climbed 49.0% from 3Q09 and 73.0% in the year versus 2008. Quarter-on-quarter, the increase was due to growth in 3G data services and to the new prepaid “Oi Bônus Extra” service. Moreover, SMS messages also rose in the year.

The average ARPU in the mobile segment equaled R$22.5, increasing 1.4% in the quarter but declining 3.8% from 4Q08. 4Q09 ARPU as boosted by the new product “Oi Bônus Extra”, explained before.

3.2) Operating Expenses:

Operating expenses in the quarter (excluding depreciation/amortization) amounted to R$5,474 million, totaling R$22,567 million in 2009.

It must be noted that for another quarter, the comparison was affected by non-recurring expenses and by non-comparable expenses that were not entirely present in the year 2008.

In the fourth quarter, costs were impacted by non-recurring effects that amounted to R$305 million, related to: (a) the end of the deferral of subsidies on post-paid handsets (R$29 million); (b) expenses due to the integration of BrT into Oi (R$6 million); (c) expenses related to moving call center positions to different city (R$36 million); (d) PAES expenses (R$34 million) (e) and provisions for civil contingencies at BRT (R$200 million).

In 2009 these non-recurring negative effects, excluding the effect of the provision done at BRT, explain below, reached R$906 million and can be classified in three sub-groups: (a) expenses related to Oi-BrT merger; (b) non-cash expenditures related to the amortization of deferred subsidies on post-paid handsets; (c) other non-recurring expenses (written-down assets and assets in escrow due to PAES, call center positions moved to different cities, etc).

In addition to that, it is worth nothing that as a result of the accounting principles related to the consolidation, it was necessary to reflect at TMAR Consolidated and TNE Consolidated the effect of minority stakeholders related to the contingency provision, in amount of R$3,075 million, done at Brasil Telecom during 2009. This is only an accounting effect and there was no cash impact or on the bottom line. The impact in 2009 consolidated non-recurring costs and expenses amounted to additional R$1.6 billion.

March 15, 2010	www.oi.com.br/ir	10

Table 4 – Breakdown of Operating Expenses

	Quarter					Year
Item - R$ million	4Q08 Pro forma*	3Q09	4Q09	QoQ (%)	YoY (%)	2008 Pro forma*	2009	YoY (%)
Interconnection	1,362	1,278	1,341	4.9	-1.5	5,461	5,265	-3.6
Personnel	473	516	445	-13.8	-5.9	1,743	1,906	9.4
Materials	85	108	97	-10.2	14.1	365	418	14.5
Handset Costs/Other (COGS)**	143	120	115	-4.2	-19.6	484	579	19.6
Third-Party Services	1,994	1,787	2,078	16.3	4.2	6,760	7,380	9.2
Marketing	263	137	221	61.3	-16.0	751	640	-14.8
Rent and Insurance	348	401	396	-1.2	13.8	1,290	1,580	22.5
Provision for Bad Debts	211	254	253	-0.4	19.9	1,169	1,312	12.2
Other Operating Expenses (Revenue), Net	373	574	527	-8.2	41.3	1,914	3,486	82.1

TOTAL	5,252	5,175	5,474	5.8	4.2	19,936	22,567	13.2

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.
**	Others: sim card, mini modem, TV transmission equipment and mobile phone peripherals.

Interconnection:

Consolidated interconnection costs decreased 1.5% year-on-year and 3.6% in 2009 given the gain in the mobile service market share in Region II. During the quarter, though the 4.9% increase was influenced by the positive effect of the favorable renegotiation taken place in the previous quarter related to spending on interconnection with other operators.

Gains from the integration with BrT have been noticeable since the second half of 2009, as deals that used to be done with other telecom service providers, are now carried out “in-house.”

Personnel:

Personnel expenses decreased in the quarter, given that the 3Q09 was negatively impacted by expenses related to the administrative restructuring. Year-on-year the reduction occurred due to the synergies obtained in the process of integrating Oi and BrT. In 2009, the increase was due to non-recurring expenses linked to the restructuring process (R$127 million), as well as a program in 3Q09 to encourage employees with over 20 years at the company to retire.

Handset Costs and Others (COGS):

Handsets and other costs (COGS) dropped in the quarter and in the year, amounting to R$579 million in the whole of 2009. It is important to note that COGS were impacted by a non-cash cost stemming from the amortization of subsidies on post-paid handsets that until the end of 2008 used to be deferred, as explained in previous releases. Currently, only post-paid handsets sold to the corporate segment follow this procedure. In 2009 this non-recurring (non-cash) expense totaled R$223 million, of which R$29 million were recorded in 4Q09.

March 15, 2010	www.oi.com.br/ir	11

Considering the fourth quarter year-on-year comparison, the impact of ending the amortization of existing deferred assets was in part offset by lower handset sales costs, given that Oi has been duplicating in Region II its strategy of selling just sim cards in the prepaid segment to reduce the acquisition cost of clients. Excluding this non-recurring expense, COGS would have declined 26.4% in 2009, compared to 2008.

Third-Party Services:

Spending on third-party services rose in the quarter and year-on-year. During the quarter, the increase was basically due to an increase in commissions in order to spark sales and retain partners (especially in Region III), and also because of greater spending on consulting, on moving Call Center positions to other areas (non-recurring) and on external plant maintenance, given that there is a concentration of contracts readjustments in that period. In internal plant maintenance, the new contracts that were signed for Regions II and III were concentrated on one single supplier and already benefited the 4Q09 results. It is important to stress that this contract includes plant maintenance as well as infrastructure-related spending on buildings, which was previously accounted for as personnel, business safety, cleaning and conservation, and other items. Thus, every increase in spending on internal plant maintenance as a result of this contract is more than offset by the reduction in those expenses.

Compared to 2008, growth was due to (a) higher expenditures for Call Center especially related to the start-up in São Paulo, (b) operational restructuring during the quarter and (c) making the company’s service comply with the new legislation (Decree 6,523/08). In addition, there were higher costs linked to plant maintenance and commissions on sales, mostly in São Paulo.

Marketing:

The increase in marketing spending in the quarter resulted from higher expenses in production, marketing and TV advertising, mostly linked to the campaigns to launch the Oi fixed and Oi broadband portfolios in Region II. Year-on-year, this item declined due to lower expenditures for TV, radio, newspapers and event production, as a result of both companies’ joint operations (synergies).

Provision for Bad Debts:

Provision for bad debt was stable in the quarter, although it rose year-on-year. Such growth was triggered by the standardization of accounting policies at both companies, as Oi used to be more conservative. Despite the increase, this provision ended the year at 2.9% of gross revenue, in line with the level seen in 2008 (2.7%).

Other Operating Expenses (Income):

During the quarter, the 8.2% decrease in other operating expenses stemmed from reversals in contingencies, most of them fiscal-related, and from lower profit-sharing expenses. This happened in spite of the fact that in 4Q09 this item was negatively impacted by (a) Oi adhering to the PAES tax financing and (b) new provisions for civil contingencies at BRT. Both of this costs are considered as non-recurring.

March 15, 2010	www.oi.com.br/ir	12

In the year, other operating expenses were impacted by non-recurring effects that amounted to R$396 million, related to write down of assets and the items explained above (PAES and provisions BRT).

The annual change encompasses non-recurring items totaling R$396 million, explained above, and one-time impacts amounting to R$1,643 million, which result from the effect of minority interest on the provision for contingency made at Brasil Telecom during 2009, in the amount of R$3,075 million, as mentioned earlier.

3.3) Other Items in the Consolidated Result:

EBITDA:

Table 5 – EBITDA, Recurring EBITDA, EBITDA Margin and Recurring EBITDA Margin

	Quarter							Year
TNL Consolidated	4Q08 Pro forma*	3Q09	4Q09	QoQ		YoY		2008 Pro forma*	2009	YoY
Recurring EBITDA (R$ Mn)	2,445	2,668	2,370	-11.2%		-3.1%		10,249	9,864	-3.8%
Recurring EBITDA Margin (%)	31.9%	35.3%	31.4%	-3.9	p.p.	-0.5	p.p.	34.2%	33.0%	-1.2	p.p.

TMAR Consolidated	4Q08 Pro forma*	3Q09	4Q09	QoQ		YoY		2008 Pro forma*	2009	YoY
Recurring EBITDA (R$ Mn)	2,451	2,680	2,392	-10.7%		-2.4%		10,290	9,921	-3.6%
Recurring EBITDA Margin (%)	32.0%	35.6%	31.8%	-3.8	p.p.	-0.2	p.p.	34.4%	33.3%	-1.1	p.p.

BrTO Consolidated	4Q08	3Q09	4Q09	QoQ		YoY		2008	2009	YoY
Recurring EBITDA (R$ Mn)	988	1,003	1,093	9.0%		10.6%		3,912	4,047	3.5%
Recurring EBITDA Margin (%)	33.5%	36.7%	41.1%	4.4	p.p.	7.6	p.p.	33.8%	37.2%	3.4	p.p.

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

Consolidated Recurring EBITDA equaled R$2,370 million in 4Q09, totaling R$9,864 million in 2009. Recurring margin in the year equaled 33.0%, in a 1.2 percentage point reduction from 2008. The 2009 EBITDA was also affected by additional recurring costs related to mobile operations in São Paulo still in a start-up phase, and the standardization of accounting practices at Oi and BrT. Excluding this impact, 2009 EBITDA would have been stable compared to recurring EBITDA in 2008.

TNL PCS, a mobile operator in Regions I and III, posted EBITDA of R$1,756 million in 2009, R$58 million higher than in the previous year (+3.4%). It is worth mentioning that this amount encompasses non-recurring and non-cash items that negatively affected EBITDA by R$29 million in the quarter and R$223 million in 2009 due to the end of the deferral of subsidies on post-paid handsets. Excluding these effects, EBITDA at TNL-PCS in the year would have reached R$1,979 million, 16.5% higher in 2008 with a 27.6% margin.

March 15, 2010	www.oi.com.br/ir	13

Net Financial Income (Expenses):

Net consolidated financial expenses totaled R$722 million in 4Q09 and R$2,385 million in 2009, thus growing 34.5% in the quarter and 44.4% in the year. In comparison with 3Q09, growth was influenced mostly by foreign exchange effect on loans and by greater expenses related to monetary restatements for contingencies.

Compared to 2008, the main impacts were:

•	Increase in interest-related expenses due to a higher average debt volume;

•	Decrease in revenue from cash investments due to lower cash position;

•

Lower net foreign exchange losses, in part offsetting the increase in consolidated financial expenses. It must be noted that the company had been negatively affected by the turmoil in the currency market at the end of 2008, in spite of a conservative policy regarding foreign exchange exposure.

Table 6 – Net Financial Income (Expenses)

	Quarter			Year
R$ Million	4Q08 Pro-forma*	3Q09	4Q09	2008 Pro-forma*	2009
Financial Income	795	355	384	2,284	1,601
Interest on cash investments	372	188	199	1,205	798
Other financial income	424	167	186	1,079	803
Financial Expenses	(1,592)	(892)	(1,106)	(3,936)	(3,986)
Interest on loans and financing	(666)	(559)	(597)	(1,806)	(2,431)
Foreign exchange effect on loans and financing	(636)	42	(75)	(1,052)	(108)
Other Financial Expenses	(289)	(374)	(434)	(1,078)	(1,447)
Net Financial Income (Expenses)	(797)	(537)	(722)	(1,652)	(2,385)

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

Depreciation/Amortization:

Consolidated depreciation and amortization reached R$1,482 million in 4Q09 to end 2009 totaling R$5,705 million, R$18 million higher in the quarter (+1.2%) and R$793 million in the year (+16.1%).

Growth during the quarter was influenced by the R$35 million increase in the fixed segment, due to the change in the goodwill for the acquisition of TNCP (holding company of Amazônia Celular), which is now registered as license, instead of goodwill. The amortization of the license in 2009 generated a non-cash expense of R$ 45 million in 4Q09.

In the year, the increase was driven by the start of the amortization of goodwill paid for the acquisition of BrT, which is based on a surplus of fixed assets and the concession right for the fixed segment. In addition, it was also influenced by an increase in amortization spending related to the 2G/3G licenses as well as depreciation of assets in the mobile segment linked to the operations in São Paulo, which started in October 2008.

March 15, 2010	www.oi.com.br/ir	14

Table 7 – Depreciation and Amortization

	Quarter					Year
R$ million	4T08 Pro-forma*	3Q09	4Q09	QoQ (%)	YoY (%)	2008 Pro-forma*	2009	YoY (%)
Fixed Line / TNL	884	1,062	1,097	3.3	24.1	3,597	4,166	15.8

Depreciation	791	853	859	0.7	8.6	3,291	3,435	4.4
Amortization of Goodwill	93	209	238	13.9	155.9	306	731	138.9

Mobile Business	359	402	385	-4.2	7.2	1,316	1,539	16.9

Depreciation	253	324	306	-5.6	20.9	928	1,225	32.0
License/Deferred Amortization	106	78	79	1.3	-25.5	387	314	-18.9

Total	1,243	1,464	1,482	1.2	19.2	4,912	5,705	16.1

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of BrTP.

Net Earnings:

The company ended 2009 with a negative net result of R$436 million, basically as a result of:

(a) Lower EBITDA due to the impact of the non-recurring effects mentioned earlier;

(b) Increase in depreciation and amortization as a result of the beginning of the amortization of the goodwill as result of acquisition of BrT;

(c) Higher net financial expenses due to the increase in average net debt;

(d) Fiscal distortion during most of 2009, given that the goodwill that had been amortized since January could not be offset on a fiscal basis by the company while it was owned by the holding companies.

Table 8 – Net Earnings

	Quarter			Year
TNL Consolidated	4Q08 Pro Forma*	3Q09	4Q09	2008 Pro Forma*	2009
Net Earnings (R$ Mn)	13	64	-365	1,087	-436
Net Margin	0.2%	0.9%	-4.8%	3.6%	-1.5%
Earnings per Share (R$)	0.033	0.168	-0.954	2.843	-1.140
Earnings per ADR (US$)	0.019	0.090	-0.549	1.677	-0.571

TMAR Consolidated	4Q08 Pro Forma*	3Q09	4Q09	2008 Pro Forma*	2009
Net Earnings (R$ Mn)	26	66	-485	1,453	-595
Net Margin	0.3%	0.9%	-6.5%	4.9%	-2.0%
Earnings per Share (R$)	0.110	0.276	-2.036	6.095	-2.188

BrTO Consolidated	4Q08	3Q09	4Q09	2008	2009
Net Earnings (R$ Mn)	175	259	116	1,030	-1,143
Net Margin	5.9%	9.5%	4.4%	8.9%	-10.5%

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

March 15, 2010	www.oi.com.br/ir	15

4) DEBT AND CAPITAL EXPENDITURE:

4.1) Debt:

Consolidated net debt rose R$746 million to end the quarter at R$21,889 million, or 2.2 times recurring EBITDA in the last 12 months. Gross debt totaled R$29,918 million in December 2009, R$1,366 million higher than in the previous quarter.

Debt linked to foreign currencies accounted for 19.3% of the total gross debt at the end of 2009. However, as a result of several currency hedging operations, the consolidated exposure to foreign currency fluctuations was just 0.8% of the total gross debt (US$135 million or R$236 million). We highlight that debt payments through March 2012 are covered by hedge payments and financial investments in dollars.

The average cost of debt in the fourth quarter of 2009, including operations of hedge, equaled 110% of the CDI rate. In the year, the effective cost of debt, including hedge operations, was 10.6% p.a. (107% of the spot CDI rate). In the period, the cost of debt, in absolute terms, was helped by the appreciation of the real against other currencies, which reduced the cost of debt still exposed to foreign currencies. The drop in interest rates in Brazil in 2009 has also been contributing positively to a lower effective debt cost, provided the much of the debt was linked to floating rates.

Table 9 – Debt – TNL Consolidated*

R$ million	Dec/08	Sep/09	Dec/09	% Gross Debt
Short Term	3,956	9,856	8,552	28.6%
Long Term	16,288	18,696	21,366	71.4%

Total Debt	20,245	28,552	29,918	100.0%

In Local Currency	15,918	22,810	24,137	80.7%
In Foreign Currency	3,818	4,748	4,689	15.7%
Swaps	509	994	1,092	3.6%

(-) Cash	(10,739)	(7,409)	(8,029)	26.8%

(=) Net Debt	9,506	21,143	21,889	73.2%

*	The December 2008 position does not encompass BrT

Table 10 – Debt – TMAR Consolidated*

R$ million	Dec/08	Sep/09	Dec/09	% Gross Debt
Short Term	3,621	9,625	8,325	27.7%
Long Term	17,302	18,912	21,731	72.3%

Total Debt	20,923	28,537	30,056	100.0%

In Local Currency	17,522	23,352	24,784	82.5%
In Foreign Currency	3,088	4,317	4,314	14.3%
Swaps	313	868	958	3.2%

(-) Cash	(9,845)	(7,009)	(7,627)	25.4%

(=) Net Debt	11,078	21,528	22,429	74.6%

*	The December 2008 position does not encompass BrT

March 15, 2010	www.oi.com.br/ir	16

Table 11 – Debt – BrTO Consolidated

R$ million	Dec/08	Sep/09	Dec/09	% Gross Debt
Short Term	760	1,017	1,003	21.6%
Long Term	4,125	3,524	3,637	78.4%

Total Debt	4,886	4,541	4,641	100.0%

In Local Currency	3,884	3,866	3,919	84.4%
In Foreign Currency	780	489	523	11.3%
Swaps	222	186	198	4.3%

(-) Cash	(2,040)	(1,637)	(2,100)	45.2%

(=) Net Debt	2,845	2,904	2,541	54.8%

The schedule for the amortization of long-term consolidated gross debt is shown in the table below:

Table 12 – Schedule for the Amortization of Consolidated Gross Debt

(R$ million)	2010	2011	2012	2013	2014	2015 onwards	Total
Gross Debt amortization	8,552	5,616	5,032	3,988	2,628	4,102	29,918
Foreign Currency Amortization	1,769	856	462	575	638	1,481	5,781
Local Currency Amortization	6,783	4,760	4,570	3,413	1,990	2,621	24,137

4.2) CAPITAL EXPENDITURE:

Consolidated capital expenditure amounted to R$1,918 million in 4Q09 (+42.6% vs. 3Q09) to end the year at R$5,108 million, which is 30.2% below 2009, in line with the forecast budget. It must be noted, however, that capex in 2008 was boosted by R$1,482 million investment related to 3G licenses for the whole country and 2G license for São Paulo and by R$585 million to improve fixed and mobile centers related to the introduction of portability. Capex in 2009 accounted for approximately 17.1% of consolidated net revenue (24.4% in 2008) being directed in a balanced manner between the fixed and mobile segments: 52.4% and 47.6%, respectively.

In the quarter, capex grew in the fixed and mobile segments. The increase in the fixed was influenced by larger capital expenditures for communication systems and business opportunities in “Velox” broadband, in addition to public schools going digital in Region I. The mobile segment directed capital expenditures mainly to the its expansion (coverage and transmission) and quality of voice and data networks.

March 15, 2010	www.oi.com.br/ir	17

Table 13 – Capital Expenditure

	Quarter					Year
R$ million	4Q08 Pro-forma	3Q09	4Q09	QoQ (%)	YoY (%)	2008 Pro-forma	2009	YoY (%)
Wireline	1,179	725	959	32.3	-18.7	3,550	2,679	-24.5

Growth & Quality	576	306	404	32.0	-29.9	1,483	1,150	-22.5
Data / Communic. Systems / Other	603	419	556	32.7	-7.8	2,067	1,529	-26.0

Wireless	936	620	959	54.7	2.5	3,772	2,430	-35.6

Expansion and Quality	936	620	959	54.7	2.5	2,290	2,430	6.1
2G / 3G Licenses	0	0	0	—	—	1,482	0	—

TOTAL	2,114	1,345	1,918	42.6	-9.3	7,322	5,108	-30.2

March 15, 2010	www.oi.com.br/ir	18

5) ADDITIONAL INFORMATION:

5.1) Corporate Restructuring

a) TMAR7:

On December 17, 2009, an Extraordinary General Meeting at TMAR approved the creation of a new stock class for the company, the class C preferred share - TMAR7. This class will be issued for preferred shareholders stemming from BrtO, within the group’s corporate simplification plan.

With the creation of TMAR7, the company intended to ensure the interests of every shareholder of Oi group, preserving their economic rights.

The rights of the existing shareholders of TMAR will not change. However, the owners of TMAR5 and TMAR6 will have the possibility to convert their stock into TMAR7 at par.

Also, TNL’s Board of Directors approved the conversion of all preferred stock of TMAR held by TNL into the new TMAR7 class of preferred stock, to be carried out opportunely.

It must be highlighted that the creation of this new class of stock will only happen if the corporate restructuring process continues.

Click on the link below for the Material Fact:

http://www.mzweb.com.br/oi/web/arquivos/Telemat_FR_20091127_eng.pdf

B) Interruption of corporate restructuring process

On January 14, 2010, TNL and its subsidiaries TMAR and BRT disclosed a Material Fact about the revision of the work aimed at standardizing accounting policies and estimates. These were carried out by BDO Trevisan Auditores Independentes to validate the data on legal contingencies related to Expansion Plans, especially in the State of Rio Grande do Sul, including the effects of Stare Decisis 371/2009 at the Supreme Court (STJ).

The assumptions that resulted in the provisioned amounts disclosed in the Material Fact of April 3, 2009 adjusted to the concluded Legal Suits resulted in an increase in this specific provision in the gross amount of R$1,290 million, to be added to the financial statement of BrT on December 31, 2009. Therefore, the total gross adjustment in the provision related to this contingency should be near to R$ 2,535 million (look iitem C, following).

As a result, the incorporation of BrT shares was interrupted, provided that the exchange proposal did not consider both of the effects of the accounting adjustment mentioned above, and in a way to preserve the balance among the many minority shareholders involved, markedly those of BrT, TMAR and, indirectly, TNL, seeking to ensure a fair stock exchange.

As a result, the companies informed that they will carry out studies to adjust the proposal as mentioned in the Material Fact of April 25, 2008, preserving the balance among the shareholders of the involved companies. For that, the company contracted the bank Credit Suisse to be the advisor. The adjusted proposal will be submitted, at a General Meeting, to the approval of non-controlling shareholders of BrT, or a firm that may replace the holders of common and preferred stock.

March 15, 2010	www.oi.com.br/ir	19

C) Adjustment to the provisions announced in the material fact of January 14, 2010

The company furthered its studies on provisions for legal contingencies related to the rights of Expansion Plan holders, by means of statistical models that reduced the amount as disclosed in the material fact of January 14, 2010 (R$1,290 million) to R$1,084 million, totaling this provision at a amount of R$2,329 million.

5.2) Issuance of Debentures

On December 2, 2009, TMAR filed with AMBIMA a request to publicly distribute debentures that will not be convertible into shares by the company, in the amount of up to R$ 3,000 million, that probably will occur in the first semester of 2010.

5.3) BNDES Financing

The Board of Directors of TNL approved on November 12, 2009, a financing proposal submitted by BNDES for part of the CAPEX for 2009-2011, in the amount of R$4,403 million. The financing has a nine-year term, with a 24-month grace period (quarterly interest payments) and 84 months for monthly principal and interest payments, for the following companies:

(i)	Telemar Norte Leste S.A. for up to R$2,371,424 thousand with total cost of Sub-credit “A”: R$1,798.137 thousand – TJLP+3.95% p.a. and Sub-credit “B”: R$573,287 thousand – 4.50% p.a.;

(ii)	TNL PCS S.A. for up to R$642,196 thousand total cost of Sub-credit “A”: R$612,631 thousand – TJLP+3.95% p.a. and Sub-credit “B”: R$29,565 thousand – 4.50% p.a.;

(iii)	Brasil Telecom S.A. for up to R$623,445 thousand with total cost of Sub-credit “A”: R$452,293 thousand – TJLP+3.95% p.a. and Sub-credit “B”: R$171,152 thousand – 4.50% p.a.;

(iv)	14 Brasil Telecom Celular S.A. for up to R$766,018 thousand with total cost of Sub-credit “A”: R$746,964 thousand – TJLP+3.95% p.a. and Sub-credit “B”: R$19,054 thousand – 4.50% p.a.

The “Subcredit “A” (total of R$3,610 million) accounts for the expansion and improvement of network quality and compliance with regulatory obligations set by ANATEL and the “Subcredit “B” (total of R$793 million) accounts for the acquisition of national equipment, in keeping with BNDES PSI and FINAME.

These resources will be disbursed as the investment plan is carried out. In December 2009, R$900 million were disbursed for TMAR, R$300 million for TNL-PCS, R$71 million for BRT and R$ 229 million for BRT Celular, totaling R$1,500 million.

5.4) Oi Remains in BM&FBovespa corporate sustainability Index (csI)

For the second consecutive year, Oi was included in the CSI portfolio – Corporate Sustainability Index – of BM&FBOVESPA, which will be in force full from December 1, 2009.

The new portfolio, which will be effective through November 30, 2010, gathers 43 stocks of 34 companies that stood out for their commitment to sustainable development. They represent 15 sectors and total R$730 billion in market value, which equals 32.2% of the total market value traded at BM&FBOVESPA.

March 15, 2010	www.oi.com.br/ir	20

Being again in this select group reasserts Oi’s commitment to the adoption of the best Sustainability and Corporate Governance practices, a continuous process that is aimed at the company’s sustained growth.

5.5) Oi – Launch of Products and Services

A) Oi starts selling unblocked Iphone

In December 2009 Oi started to sell Apple’s iPhone at Oi stores across the country. The main differentce with its competitors is the sale of unblocked handsets with penalty-free plans, in line with the position adopted successfully by the company.

The offer, which comprises the iPhone 3G and iPhone 3GS, gives up to R$2,000 in credit for the purchase of the handset. The credit may be applied to the bill or to the client’s Santander-brand credit card, and is done in 10 equal installments of up to R$200. In the acquisition of the handset and in compliance with the voice and data plan chosen, the Customer gains credits ranging from R$400 to R$2,000 depending on the chosen plan, to be utilized in the purchase.

In order to offer a quality service, Oi has sufficient stocks in the points of sales. There is no cap on the number of handsets per Customer, and the iPhone may be purchased in stores, or online (www.oi.com.br), or over the phone (0800 285 3131). Different iPhone plans are available, in accordance with the Region.

B) Oi TV starts to offer Telecine channels in its DTH service

On January 18, Oi TV started to offer the Telecine Package for its DTH customers. There are five channels with movies. Telecine Premium, Telecine Action, Telecine Light, Telecine Pipoca and Telecine Cult are offered to all Oi TV subscribers for R$39.90 per month. In order to acquire the Telecine Package it is necessary to subscribe to the Main Package.

After the launch in the State of Rio de Janeiro (July 15, 2009), the TV subscription services via DTH (“Oi-TV”) were expanded to the states of Minas Gerais (August 31, 2009) and Rio Grande do Sul (July 10, 2009), Paraná (November 10, 2009) and Santa Catarina (November 11, 2009). Oi expects to expand the service to the whole country gradually during 2010.

c) PARTNERSHIP BETWEEN OI AND MULTIPLUS

Oi is now a partner of Multiplus Fidelidade customer loyalty program, whose members include several retail products and services. The agreement will enable Oi to launch in 2010 a new customer loyalty program based on the accrual of points, which will be redeemed for Oi services or Multiplus points.

Oi, with a focus on this relationship and customer loyalty program, will become the exclusive telecommunication company for Multiplus and will bring to the network its strong geographic presence, as well as its wide services portfolio. In addition, it will contribute to expand Multiplus Fidelidade’s associates’ base and adds consumption classes.

March 15, 2010	www.oi.com.br/ir	21

Soon, Multiplus Fidelidade and Oi will announce to its customers the rules and exact date of when these benefits will be introduced. More information on Multiplus Fidelidade is available at: www.multiplusfidelidade.com.br.

5.6) Dividends

The management of Tele Norte Leste Participações (TNE) will submit for deliberation at the Ordinary General Meeting, to be convened in April, the propose for payment of R$1.2 billion as dividends, based on the Profit Reserve, corresponding around R$3.13 per preferred or common share.

5.7) Collective Agreement with the employees

In December 2009 the company concluded salary agreements after several meetings between the Unions and Oi representatives. As in previous years, the readjustments were different per salary tier, effective since December for employees in Region I and retroactive back to September 2009 for employees in Region II.

(i)	Those whose nominal salary in November 2009 (Base date RII: August 2009) was up to R$6,000 received a 4.2% readjustment;

(ii)	For those whose nominal salary was higher than R$6,000.01, there was no change.

Other benefits were negotiated such as the anticipation of the 2009 bonus in accordance with the Program’s rule, limited to R$3,000 per eligible participant. The anticipation of 50% of the 13th salary of 2010 was also approved.

5.8) 2010 Corporate Agenda

Earning Release Calendar
Date	Event	Company
March 15	4Q09 Press Release	New Oi
Filling the Financial Statements at CVM
Publication of the Management Report / Annual Statements
March 15	4Q09 Conference Call	New Oi
May 06	1Q10 Press Release	New Oi
Filling the Financial Statements at CVM
May 07	1Q10 Conference Call	New Oi
July 29	2Q10 Press Release	New Oi
Filling the Financial Statements at CVM
July 30	2Q10 Conference Call	New Oi
October 28	3Q10 Press Release	New Oi
Filling the Financial Statements at CVM
October 29	3Q10 Conference Call	New Oi

Shareholders’ Meeting Calendar
Date	Event	Company
April 16	Ordinary Shareholders’ Meeting – Approval of the Company’s statements	TNE and TMAR
April 19	Ordinary Shareholders’ Meeting – Approval of the Company’s statements	TNCP, Coari and Calais
April 20	Ordinary Shareholders’ Meeting – Approval of the Company’s statements	BTM

Note: Preliminary dates, subject to future changes

SAVE THE DATE - OI’S DAY
Place	Date
São Paulo	August 12
NY, USA	September 03

Conferences already scheduled
Sponsor	Place	Date
Merrill Lynch	São Paulo	March 17
Citi	NY, USA	March 24 to 26
Deutsche Bank	São Paulo	April 08
JP Morgan	TBD	April 14 to 15
Itaú	NY, USA	May 20 to 21
Merrill Lynch	Miami, USA	June 08 to 10
Citi	São Paulo	July 20 to 23
Credit Suisse	NY, USA	August
Raymond James	Park City, USA	August
Santander	São Paulo	August 18
Morgan Stanley	Londons	September 13 to 16
Deutsche Bank	NY, USA	September 14 to 16
Goldman Sacks	NY, USA	September
BTG	NY, USA	October 6 to 7
Itaú	Londons	November
JP Morgan	São Paulo	November 19
UBS	NY, USA	December 30 to 2
Goldman Sacks	NY, USA	December

March 15, 2010	www.oi.com.br/ir	22

6) FINANCIAL STATEMENTS

6.1) Tele Norte Leste Participações - TNLP Consolidated

R$ Million

Income Statement	4Q08 Pro forma*	3Q09	4Q09	2008 Pro forma*	2009
Wireline Services Revenues	9,007.2	8,989.6	8,907.7	35,250.1	35,587.8

Local Services	4,605.1	4,428.2	4,367.8	18,069.7	17,643.7

Subscription Charges	2,790.5	2,757.8	2,694.3	10,995.8	10,965.7
Local Traffic	563.6	488.7	540.5	2,250.0	2,029.8
Installation Fees	20.7	32.2	33.5	93.3	113.8
Collect Calls	2.1	1.6	1.4	8.6	6.4
Other Local Revenues	0.7	(1.0)	4.4	9.5	4.8
Fixed-to-Mobile (VC1)	1,227.5	1,148.9	1,093.6	4,712.4	4,523.1
Long Distance	1,540.0	1,559.1	1,511.8	6,446.5	6,160.9

Intra-State	666.7	691.7	671.0	2,871.6	2,731.1
Inter-State	158.5	137.1	130.2	645.2	556.2
Inter-Regional	319.4	342.3	341.4	1,317.7	1,347.2
International	23.5	20.9	19.1	105.4	81.6
Fixed-to-Mobile (VC2 and VC3)	371.9	367.1	350.1	1,506.7	1,444.8
Advanced Voice	77.4	84.6	73.2	324.3	305.4

Public Telephones	267.3	236.0	132.4	1,130.6	867.5

Additional Services	249.8	250.4	270.8	953.4	1,012.0

Network Usage Remuneration	243.4	232.7	275.1	971.1	930.1

Data Transmission Services	2,024.0	2,198.6	2,276.6	7,354.4	8,668.2

ADSL (Velox)	1,035.7	1,245.6	1,320.8	3,512.6	4,831.6
Leased Lines (EILD)	262.2	194.4	204.1	965.7	872.6
Leased Lines (SLDD/SLDA)	155.3	146.7	150.0	590.7	591.5
IP Services	201.4	262.1	252.4	840.0	988.8
Packet switch and frame relay	103.6	98.2	96.5	464.9	407.7
Other Data Services	265.8	251.6	252.8	980.5	976.1

Wireless Services Revenues	2,404.0	2,547.8	2,706.7	8,476.9	9,878.1

Subscription Charges	512.3	588.8	604.0	1,800.8	2,268.7
Outgoing Calls	953.0	932.4	903.4	3,333.6	3,583.4
Domestic/International Roaming	33.9	29.8	39.3	150.9	130.8
Network Usage Remuneration	563.5	618.6	622.4	2,055.4	2,323.3
Data / Value Added Services / Others	210.3	296.2	441.2	695.9	1,203.7
Handset Sales	131.0	81.9	96.4	440.3	368.1

Other Services	58.5	59.2	71.5	235.1	242.2

Gross Operating Revenue	11,469.6	11,596.6	11,686.0	43,962.0	45,708.2

Taxes and Deductions	(3,803.0)	(4,043.5)	(4,147.0)	(14,014.7)	(15,826.7)

Net Operating Revenue	7,666.7	7,553.2	7,538.9	29,947.3	29,881.5

Operating Expenses	(5,251.5)	(5,174.9)	(5,473.8)	(19,936.5)	(22,566.9)
Cost of Services	(1,468.8)	(1,593.3)	(1,671.6)	(5,309.6)	(6,468.9)
Cost of Goods Sold	(143.1)	(120.0)	(115.2)	(483.8)	(579.2)
Interconnection Costs	(1,362.2)	(1,278.0)	(1,340.8)	(5,461.5)	(5,265.1)
Selling Expenses	(1,326.7)	(1,213.4)	(1,373.7)	(4,827.2)	(5,296.6)
General and Administrative Expenses	(767.7)	(622.6)	(634.6)	(2,690.4)	(2,394.1)
Other Operating (Expenses) Revenue, net	(183.0)	(347.5)	(337.9)	(1,164.1)	(2,563.0)

EBITDA	2,415.1	2,378.3	2,065.1	10,010.8	7,314.6

Margin %	31.5%	31.5%	27.4%	33.4%	24.5%
Depreciation and Amortization	(1,242.6)	(1,464.0)	(1,482.5)	(4,911.8)	(5,704.7)

EBIT	1,172.5	914.3	582.7	5,099.0	1,609.9

Equity Accounting	(4.1)	18.7	4.2	37.5	29.9
Financial Expenses	(1,591.5)	(891.7)	(1,106.1)	(3,935.5)	(3,985.9)
Financial Income	795.2	354.8	384.2	2,283.5	1,601.0

Income Before Tax and Social Contribution	372.2	396.1	(135.1)	3,484.5	(745.0)

Income Tax and Social Contribution	(141.9)	(169.1)	(258.2)	(1,080.8)	(310.6)
Minority Interest	(217.7)	(162.7)	28.3	(1,316.8)	619.7

Net Income	12.6	64.2	(365.0)	1,086.9	(436.0)

Margin %	0.2%	0.9%	-4.8%	3.6%	-1.5%

Outstanding Shares - Thousand (exc.-treasury)	382,289	382,456	382,523	382,289	382,523
Income per share (R$)	0.033	0.168	(0.954)	2.843	(1.140)
Income per ADR (US$)	0.019	0.090	(0.549)	1.677	(0.571)

*	The pro forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

March 15, 2010	www.oi.com.br/ir	23

6.1) Tele Norte Leste Participações - TNLP Consolidated (Continued)

R$ Million

Balance Sheet	12/31/08	9/30/09	12/31/09
TOTAL ASSETS	40,767	59,952	60,925

Current	17,811	19,012	18,386
Cash	9,498	6,062	6,206
Financial investments	1,240	1,341	1,819
Accounts Receivable	3,896	6,138	5,942
Recoverable Taxes	1,884	3,346	2,510
Inventories	153	138	163
Assets in Escrow	368	1,026	855
Other Current Assets	772	961	891

Non-Current Assets	22,956	40,940	42,540

Long Term	3,845	7,203	8,439
Recoverable and Deferred Taxes	2,377	4,515	5,332
Accounts Receivable	2	7	5
Assets in Escrow	1,048	2,176	2,590
Other	419	506	511

Investments	3,320	55	55
Property Plant and Equipment	12,670	21,789	22,470
Intagible Assets	2,758	11,599	11,305
Deferred Assets	362	294	272

Balance Sheet	12/31/08	9/30/09	12/31/09
TOTAL LIABILITIES	40,767	59,952	60,925

Current	9,770	19,372	16,921
Suppliers	2,169	3,342	4,370
Loans and Financing	3,956	9,856	8,552
Payroll and Related Accruals	274	491	362
Pension Fund Provision	0	82	105
Payable Taxes	1,127	2,265	1,660
Dividends Payable	1,522	1,632	361
Other Accounts Payable	723	1,704	1,510

Non-Current Liabilities	19,585	24,840	28,653

Long Term	19,585	24,840	28,653
Loans and Financing	16,288	18,696	21,366
Payable and Deferred Taxes	604	607	1,570
Contingency Provisions	1,622	3,210	3,214
Pension Fund Provision	0	608	575
Outstanding authorizations	904	1,563	1,517
Other Accounts Payable	167	156	410

Minority Interest	1,820	7,385	7,357

Shareholders’ Equity	9,591	8,355	7,994
Capital Stock	5,449	5,449	5,449
Capital Reserve	38	42	42
Surplus Reserve	4,472	3,276	2,862
Treasury shares	(369)	(367)	(359)
Retained Earnings	0	(44)	0

March 15, 2010	www.oi.com.br/ir	24

6.2) Telemar Norte Leste - TMAR Consolidated

					R$ Million

Income Statement	4Q08 Pro forma	3Q09	4Q09	2008 Pró forma*	2009
Wireline Services Revenues	9,009.5	8,990.4	8,908.4	35,255.6	35,591.1

Local Services	4,605.1	4,428.2	4,367.8	18,069.7	17,643.7

Subscription Charges	2,790.5	2,757.8	2,694.3	10,995.8	10,965.7
Local Traffic	563.6	488.7	540.5	2,250.0	2,029.8
Installation Fees	20.7	32.2	33.5	93.3	113.8
Collect Calls	2.1	1.6	1.4	8.6	6.4
Other Local Revenues	0.7	(1.0)	4.4	9.5	4.8
Fixed-to-Mobile (VC1)	1,227.5	1,148.9	1,093.6	4,712.4	4,523.1
Long Distance	1,540.0	1,559.1	1,511.8	6,446.5	6,160.9

Intra-State	666.7	691.7	671.0	2,871.6	2,731.1
Inter-State	158.5	137.1	130.2	645.2	556.2
Inter-Regional	319.4	342.3	341.4	1,317.7	1,347.2
International	23.5	20.9	19.1	105.4	81.6
Fixed-to-Mobile (VC2 and VC3)	371.9	367.1	350.1	1,506.7	1,444.8
Advanced Voice	77.4	84.6	73.2	324.4	305.4

Public Telephones	267.3	236.0	132.4	1,130.6	867.5

Additional Services	249.8	250.4	270.8	953.4	1,012.0

Network Usage Remuneration	243.4	232.7	275.1	971.1	930.1

Data Transmission Services	2,026.3	2,199.3	2,277.2	7,359.9	8,671.6

Wireless Services Revenues	2,404.0	2,547.8	2,706.7	8,476.9	9,878.1

Subscription Charges	512.3	588.8	604.0	1,800.8	2,268.7
Outgoing Calls	953.0	932.4	903.4	3,333.6	3,583.4
Domestic/International Roaming	33.9	29.8	39.2	150.9	130.8
Network Usage Remuneration	563.5	618.6	622.4	2,055.4	2,323.3
Data / Value Added Services	210.3	296.2	441.2	695.9	1,203.7
Handset Sales	131.0	81.9	96.4	440.3	368.1

Other Services	34.9	33.3	45.0	136.0	141.1

Gross Operating Revenue	11,448.3	11,571.4	11,660.1	43,868.4	45,610.4

Taxes and Deductions	(3,797.4)	(4,035.6)	(4,138.0)	(13,991.7)	(15,798.6)

Net Operating Revenue	7,650.9	7,535.9	7,522.1	29,876.7	29,811.8

Operating Expenses	(5,230.1)	(5,145.7)	(5,435.0)	(19,824.8)	(22,440.5)
Cost of Services Provided	(1,460.1)	(1,577.0)	(1,657.8)	(5,260.1)	(6,409.4)
Cost of Goods Sold	(143.1)	(120.0)	(115.2)	(483.8)	(579.2)
Interconnection Costs	(1,362.2)	(1,278.0)	(1,340.8)	(5,461.5)	(5,265.1)
Selling Expenses	(1,320.3)	(1,142.1)	(1,563.6)	(4,811.7)	(5,281.9)
General and Administrative Expenses	(763.1)	(680.9)	(432.2)	(2,663.4)	(2,359.2)
Other Operting (Expenses) Revenue, net	(181.3)	(347.7)	(325.3)	(1,144.4)	(2,545.8)

EBITDA	2,420.7	2,390.2	2,087.1	10,051.9	7,371.3

Margin %	31.6%	31.7%	27.7%	33.6%	24.7%
Depreciation and Amortization	(1,249.6)	(1,472.5)	(1,490.3)	(4,942.4)	(5,737.0)

EBIT	1,171.1	917.7	596.9	5,109.5	1,634.3

Equity Accounting	(9.0)	1.3	1.2	13.3	0.0
Financial Expenses	(1,607.6)	(899.6)	(1,163.8)	(3,847.9)	(4,049.6)
Financial Income	751.2	371.5	380.6	2,240.9	1,607.5

Income Before Tax and Social Contribution	305.7	390.8	(185.2)	3,515.9	(807.8)

Income Tax and Social Contribution	(81.4)	(174.7)	(241.1)	(1,019.7)	(299.6)
Minority Interest	(198.0)	(150.4)	(59.1)	(1,043.1)	512.6

Net Income	26.3	65.8	(485.3)	1,453.1	(594.8)

Margin %	0.3%	0.9%	-6.5%	4.9%	-2.0%

Outstanding Shares Thousand (exc.-treasury)	238,391	238,391	238,391	238,391	238,391
Income per share (R$)	0.110	0.276	(2.036)	6.095	(2.495)

*	The pro forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

March 15, 2010	www.oi.com.br/ir	25

6.2) Telemar Norte Leste - TMAR Consolidated (Continued)

			R$ Million

	12/31/08	9/30/09	12/31/09
TOTAL ASSETS	39,836	59,512	60,447

Current	16,577	18,310	17,688
Cash	8,606	5,663	5,804
Financial investments	1,238	1,340	1,817
Accounts Receivable	3,897	6,151	5,959
Recoverable and Deferred Taxes	1,543	3,038	2,206
Inventories	153	138	162
Assets in Escrow	374	1,026	855
Other Current Assets	765	954	885

Non-Current Assets	23,259	41,202	42,758

Long Term	4,100	7,459	8,677
Recoverable and Deferred Taxes	2,211	4,309	5,130
Financial investments	2	7	5
Assets in Escrow	1,034	2,165	2,577
Other	853	978	965

Investments	3,313	47	47
Property Plant and Equipment	12,831	21,903	22,561
Intagible Assets	2,682	11,524	11,227
Deferred	333	268	247

Balance Sheet	12/31/08	9/30/09	12/31/09
TOTAL LIABILITIES	39,836	59,512	60,446

Current	9,392	19,123	16,547
Suppliers	2,165	3,339	4,361
Loans and Financing	3,621	9,625	8,325
Payroll and Related Accruals	271	406	360
Pension fund Provision	0	82	105
Payable Taxes	1,100	2,243	1,642
Dividends Payable	1,530	1,631	225
Other Accounts Payable	706	1,797	1,530

Non-Current Liabilities	20,434	24,877	28,811

Long Term	20,434	24,877	28,811
Loans and Financing	17,302	18,912	21,731
Payable Taxes	489	499	1,435
Contingency Provisions	1,642	3,209	3,214
Pension fund Provision	0	608	575
Outstanding authorizations	904	1,563	1,517
Other Accounts Payable	98	86	340

Minority Interest	25	5,601	5,660

Shareholders’ Equity	9,984	9,910	9,429
Capital Stock	7,419	7,434	7,434
Capital Reserve	2,199	2,214	2,012
Treasury shares	(17)	(17)	(17)
Surplus Reserve	383	368	0
Retained Earnings	0	(89)	0

March 15, 2010	www.oi.com.br/ir	26

6.3) TNL PCS – Oi

R$ Million

Income Statement	4Q08	3Q09	4Q09	2008	2009
Wireless Services Revenues	2,042.8	2,542.7	2,687.7	7,041.1	9,625.8

Subscription	382.4	476.4	489.7	1,317.4	1,817.4
Outgoing Calls	697.3	773.7	749.2	2,497.5	2,925.5
Domestic/Internacional Roaming	27.3	26.7	30.6	122.7	111.9
Network Usage Remuneration	711.1	970.4	994.9	2,354.9	3,568.9
Data / Value Added	156.4	235.6	357.6	533.4	947.9
Other SMP Services	(0.2)	0.0	0.3	(2.9)	0.3
Handset Sales	68.6	60.0	65.4	218.1	253.8
LD/Advanced Voice Service/Network* Revenues	126.7	95.4	125.3	435.4	427.9

Gross Operating Revenue	2,169.5	2,638.0	2,813.0	7,476.5	10,053.7

Taxes and Deductions	(653.0)	(753.1)	(808.4)	(2,268.9)	(2,884.2)

Net Operating Revenue	1,516.5	1,884.9	2,004.6	5,207.6	7,169.4

Operating Expenses	(1,055.1)	(1,274.5)	(1,547.6)	(3,509.5)	(5,413.6)
Cost of Services Provided	(131.9)	(310.1)	(396.6)	(586.5)	(1,396.4)
Cost of Goods Sold	(29.0)	(93.6)	(79.4)	(176.1)	(433.2)
Interconnection Costs	(403.1)	(370.0)	(390.9)	(1,417.9)	(1,482.2)
Selling Expenses	(409.5)	(393.6)	(506.8)	(1,184.9)	(1,704.7)
General and Administrative Expenses	(110.7)	(111.4)	(124.1)	(243.6)	(449.9)
Other Operating (Expenses) Revenue, net	29.1	4.2	(49.9)	99.5	52.9

EBITDA	461.4	610.4	457.0	1,698.1	1,755.9

Margin %	30.4%	32.4%	22.8%	32.6%	24.5%
Depreciation and Amortization	(216.6)	(267.6)	(262.1)	(781.7)	(1,008.1)

EBIT	244.7	342.8	194.9	916.4	747.7

Equity Accounting	(57.4)	(18.3)	(13.9)	(158.3)	(96.4)
Financial Expenses	(109.1)	(26.4)	(67.7)	(228.6)	(210.3)
Financial Income	104.6	83.6	92.7	414.5	350.2

Income Before Tax and Social Contribution	182.8	381.7	206.0	944.0	791.2

Income Tax and Social Contribution	(53.4)	(112.9)	(56.4)	(332.8)	(250.3)

Net Income	129.3	268.8	149.7	611.1	540.9

Margin %	8.5%	14.3%	7.5%	11.7%	7.5%

Balance Sheet	12/31/08	9/30/09	12/31/09
TOTAL ASSETS	12,087	13,080	14,315

Current	3,942	3,190	4,121
Cash	679	988	1,430
Financial investments	1,107	226	270
Accounts Receivable	1,015	917	1,177
Recoverable and Deferred Taxes	488	506	695
Inventories	113	69	89
Other Current Assets	540	484	459

Non-Current Assets	8,145	9,890	10,193
Long Term	1,603	2,759	2,635
Recoverable and Deferred Taxes	827	686	594
Loans and Financing	608	1,922	1,884
Financial investments	2	2	0
Other	167	149	156

Investments	24	0	0
Property Plant and Equipment	4,169	5,004	5,504
Intagible Assets	2,019	1,862	1,811
Deferred Assets	329	265	244

TOTAL LIABILITIES	12,087	13,080	14,315

Current Liabilities	1,767	1,774	2,623
Suppliers	979	725	1,568
Loans and Financing	12	77	102
Payroll and Related Accruals	49	42	36
Payable Taxes	440	349	435
Other Accounts Payable	288	581	481

Non-Current Liabilities	1,513	1,977	2,209

Long Term	1,513	1,977	2,209
Loans and Financing	476	854	1,045
Contingency Provisions	104	118	120
Payable Taxes	6	31	41
Outstanding authorizations	893	891	907
Other Accounts Payable	34	83	96

Shareholders’ Equity	8,807	9,329	9,482

March 15, 2010	www.oi.com.br/ir	27

6.4) Brasil Telecom – BrTO Consolidated

R$ Million

Income Statement	4Q08	3Q09	4Q09	2008	2009
Wireline Services Revenues	3,878.4	3,959.9	3,951.0	14,887.1	15,660.3

Local Services	1,692.4	1,628.4	1,619.8	6,549.7	6,480.9

Subscription Charges	960.4	979.7	989.3	3,685.7	3,888.0
Local Traffic	225.8	186.5	175.2	919.8	741.5
Installation Fees	2.6	4.0	8.5	10.9	17.2
Collect Calls	1.1	0.8	0.7	3.7	3.0
Other Local Revenues	3.3	3.4	3.2	13.7	12.6
Fixed-to-Mobile (VC1)	499.3	454.0	443.0	1,915.9	1,818.5
Long Distance	663.4	627.8	592.5	2,852.6	2,543.7

Intra-State	200.5	189.4	172.6	834.6	752.1
Inter-State	61.1	52.6	49.4	247.2	215.2
Inter-Regional	54.8	50.7	47.4	232.2	203.3
International	8.3	8.2	7.1	42.7	30.7
Fixed-to-Mobile (VC2 and VC3)	338.7	326.9	316.0	1,495.9	1,342.5
Advanced Voice	34.1	42.5	32.4	152.5	140.8

Public Telephones	114.0	104.4	46.1	474.7	351.6

Additional Services	76.1	107.2	118.8	264.8	405.5

Network Usage Remuneration	98.8	83.7	109.1	373.8	357.5

Data Transmission Services	1,192.3	1,360.4	1,426.8	4,188.6	5,356.7

ADSL	666.1	848.8	913.2	2,121.6	3,272.7
Leased Lines (EILD)	128.4	83.9	78.5	449.4	382.3
Leased Lines (SLDD/SLDA)	99.7	96.0	100.0	349.2	387.6
IP Services	117.1	162.8	176.2	516.6	648.8
Packet switch and frame relay	41.3	41.5	35.6	181.7	158.5
Other Data Services	139.6	127.4	123.3	570.1	506.7
Other	7.3	5.4	5.6	30.4	23.6

Wireless Services Revenues	587.6	538.1	554.1	2,120.1	2,111.6

Subscription Charges	105.7	112.4	114.4	401.7	439.9
Outgoing Calls	186.8	159.1	154.4	647.6	643.8
Domestic/International Roaming	4.4	3.7	9.7	16.4	19.8
Network Usage Remuneration	168.8	180.7	177.2	662.2	644.5
Data / Value Added Services	53.5	60.2	67.4	166.4	249.3
Handset Sales	68.4	22.0	30.9	225.7	114.3

Gross Operating Revenue	4,465.9	4,498.0	4,505.1	17,007.1	17,771.9

Taxes and Deductions	(1,519.9)	(1,764.1)	(1,848.5)	(5,426.0)	(6,893.4)

Net Operating Revenue	2,946.1	2,733.9	2,656.6	11,581.2	10,878.6

Operating Expenses	(1,957.9)	(1,730.5)	(1,763.9)	(7,523.9)	(10,168.9)
Cost of Services Provided	(575.2)	(590.1)	(549.1)	(2,057.8)	(2,264.4)
Cost of Goods Sold	(14.6)	(14.6)	(21.8)	(236.6)	(86.8)
Interconnection Costs	(524.3)	(501.4)	(513.7)	(2,202.7)	(2,025.5)
Selling Expenses	(393.2)	(246.6)	(308.9)	(1,329.2)	(1,382.7)
General and Administrative Expenses	(266.3)	(261.5)	(263.6)	(1,048.2)	(991.9)
Other Operating (Expenses) Revenue, net	(184.2)	(116.3)	(106.7)	(649.5)	(3,417.5)

EBITDA	988.2	1,003.4	892.7	4,057.3	709.7

Margin %	33.5%	36.7%	33.6%	35.0%	6.5%
Depreciation and Amortization	(519.4)	(495.0)	(493.2)	(2,066.0)	(1,980.5)

EBIT	468.9	508.4	399.5	1,991.2	(1,270.8)

Financial Expenses	(384.0)	(239.7)	(220.5)	(1,109.0)	(857.5)
Financial Income	244.3	141.4	151.3	697.2	576.2

Income Before Tax and Social Contribution	329.2	410.1	330.3	1,579.5	(1,552.2)

Income Tax and Social Contribution	(154.4)	(150.2)	(214.4)	(551.5)	411.5
Minority Interest	0.2	(0.5)	(0.0)	1.9	(2.0)

Net Income	174.9	259.4	115.9	1,029.8	(1,142.7)

Margin %	5.9%	9.5%	4.4%	8.9%	-10.5%

Outstanding Shares Thousand (exc.-treasury)	547,493	547,719	589,789	547,499	589,789
Income per share (R$)	0.319	0.474	0.196	1.881	(1.937)

March 15, 2010	www.oi.com.br/ir	28

6.4) Brasil Telecom – BrTO Consolidated (Continued)

			R$	Million
Balance Sheet	12/31/08	9/30/09	12/31/09
TOTAL ASSETS	17,540	22,992		22,756

Current	6,108	6,069		5,680
Cash	1,479	1,337		1,718
Financial investments	562	300		382
Accounts Receivable	2,210	2,175		1,992
Recoverable Taxes	936	1,370		1,007
Inventories	54	43		42
Other Current Assets	867	844		539

Non-Current Assets	11,433	16,923		17,076

Long Term	3,895	8,355		8,506
Recoverable and Deferred Taxes	1,524	4,543		5,047
Assets in Escrow	2,225	2,016		1,597
Other	146	1,796		1,862

Investments	4	5		5
Property Plant and Equipment	5,902	6,953		6,993
Intagible Assets	1,632	1,610		1,572

Balance Sheet	12/31/08	9/30/09	12/31/09

TOTAL LIABILITIES	17,540	22,992		22,756

Current	4,761	4,349		4,506
Suppliers	1,891	1,344		1,554
Loans and Financing	760	1,017		1,003
Payroll and Related Accruals	110	123		84
Payable Taxes	700	772		692
Dividends Payable	424	135		141
Other Accounts Payable	875	957		1,032

Non-Current Liabilities	6,544	6,948		7,154

Long Term	6,544	6,948		7,154
Loans and Financing	4,125	3,524		3,637
Payable and Deferred Taxes	260	656		274
Contingency Provisions	710	1,225		1,440
Outstanding authorizations	624	673		610
Other Accounts Payable	825	871		1,193

Minority Interest	(6)	0		1

Shareholders’ Equity	6,241	11,695		11,095

March 15, 2010	www.oi.com.br/ir	29

6.5) 14 Brasil Telecom Celular – BrT Móvel

R$ Million

Income Statement	4Q08	3Q09	4Q09	2008	2009
Wireless Services Revenues	699.5	650.2	668.7	2,560.8	2,555.3

Subscription	105.7	112.4	114.4	401.7	439.9
Outgoing Calls	188.5	160.6	155.4	651.9	649.3
Domestic/Internacional Roaming	4.4	3.7	9.7	16.4	19.8
Network Usage Remuneration	279.0	291.3	290.9	1,098.7	1,082.7
Data / Value Added	53.5	60.2	67.4	166.4	249.3
Handset Sales	68.4	22.0	30.9	225.7	114.3

Gross Operating Revenue	699.5	650.2	668.7	2,560.8	2,555.3

Taxes and Deductions	(182.4)	(162.2)	(171.0)	(658.7)	(661.3)

Net Operating Revenue	517.1	487.9	497.7	1,902.1	1,893.9

Operating Expenses	(456.8)	(374.5)	(460.0)	(1,722.7)	(1,661.3)
Cost of Services Provided	(90.0)	(89.8)	(106.9)	(360.8)	(383.7)
Cost of Goods Sold	(14.6)	(14.5)	(21.9)	(236.6)	(86.9)
Interconnection Costs	(123.6)	(150.4)	(151.1)	(549.7)	(560.0)
Selling Expenses	(227.5)	(94.0)	(133.3)	(518.0)	(517.3)
General and Administrative Expenses	(22.3)	(24.7)	(33.6)	(76.5)	(99.1)
Other Operating (Expenses) Revenue, net	21.3	(1.0)	(13.3)	18.8	(14.4)

EBITDA	60.3	113.5	37.7	179.4	232.6

Margin %	11.7%	23.3%	7.6%	9.4%	12.3%
Depreciation and Amortization	(116.0)	(134.8)	(123.3)	(425.8)	(519.9)

EBIT	(55.7)	(21.3)	(85.6)	(246.5)	(287.3)

Financial Expenses	(59.5)	(28.6)	(29.5)	(136.2)	(106.1)
Financial Income	60.4	39.3	35.5	197.0	176.1

Income Before Tax and Social Contribution	(54.8)	(10.5)	(79.6)	(185.6)	(217.3)

Income Tax and Social Contribution	19.7	3.6	23.9	59.7	68.8

Net Income	(35.1)	(6.9)	(55.6)	(125.9)	(148.4)

Margin %	-6.8%	-1.4%	-11.2%	-6.6%	-7.8%

Balance Sheet	12/31/08	9/30/09	12/31/09
TOTAL ASSETS	4,944	4,783	5,070

Current	2,092	1,745	1,860
Cash	8	23	476
Financial investments	904	633	273
Accounts Receivable	200	216	227
Recoverable Taxes	194	175	194
Inventories	1	40	40
Other Current Assets	785	659	650

Non-Current Assets	2,851	3,038	3,210

Long Term	729	1,123	1,155
Recoverable and Deferred Taxes	712	766	791
Assets in Escrow	0	0	17
Other	17	357	347

Property Plant and Equipment	1,163	1,017	1,131
Intagible Assets	959	898	924

TOTAL LIABILITIES	4,944	4,783	5,070

Current	862	707	881
Suppliers	558	327	542
Loans and Financing	4	8	18
Payroll and Related Accruals	11	7	6
Payable Taxes	98	84	71
Outstanding authorizations	0	93	96
Other Accounts Payable	191	189	148

Non-Current Liabilities	1,007	1,095	1,262

Long Term	1,007	1,095	1,262
Loans and Financing	314	323	541
Payable Taxes	16	53	63
Contingency Provisions	28	18	21
Outstanding authorizations	0	669	606
Other Accounts Payable	650	32	32
Shareholders’ Equity	3,074	2,981	2,926

March 15, 2010	www.oi.com.br/ir	30

RELEVANT INFORMATION

I) CVM instruction 358, article 12: The controlling shareholders, direct or indirect, and the shareholders electing members o the Board of Directors or the Statutory Audit Committee, as well as any individual or company, or group of people acting together or representing a similar interest, reaching participation, direct or indirect, of 5% (five per cent) or more of a type or class of shares representing the capital of a public company capital, must inform the CVM, and the Company in accordance with terms of the article.

Oi guides its shareholders to comply with the terms of article 12 of CVM Instruction 358, however it cannot be held responsible for the disclosure of information on acquisition or sale, by third parties, of participation that corresponds to 5% or more of a type or class of shares that represents its capital or that is entitled to rights over these shares and further securities issued.

Shares TNE	Capital	Treasury	Controlling Shares	Free-Float
Common	130,611,732	3,036,149	68,504,187	59,071,396
Preferred	261,223,463	6,275,726	0	254,947,737

Total	391,835,195	9,311,875	68,504,187	314,019,133

Shares TMAR	Capital	Treasury	Controlling Shares	Free-Float
Common	107,063,093	0	104,227,873	2,835,220
Preferred (A)	130,487,295	223,500	104,329,417	25,934,378
Preferred (B)	1,063,967	0	6	1,063,961

Total	238,614,355	223,500	208,557,296	29,833,559

Shares BRTO	Capital	Treasury	Controlling Shares	Free-Float
Common	203,423,176	0	161,990,001	41,433,175
Preferred	399,597,370	13,231,556	128,675,049	257,690,765

Total	603,020,546	13,231,556	290,665,050	299,123,940

OBS: Shareholder structure as of December 31, 2009

II) This report contains forecasts and/or estimates regarding future events. These projections were carefully compiled based on the present scenario and work in progress, together with the corresponding expectations. The use of forward-looking statements, such as, but not limited to: “project”, “estimate”, “expect”, “predict”, “plan”, “anticipate”, is intended to indicate possible trends that, inevitably, involve uncertainty and risk and whose future results may differ from current expectations. Oi cannot be held responsible for the transactions or investment decisions of third parties based on these forecasts and/or estimates. The information presented has not been audited and may therefore differ from the final audited results.

Oi – Investor Relations

Roberto Terziani	55 (21) 3131-1211	rterziani@oi.net.br
Bayard Gontijo	55 (21) 3131-1211	Bayard.gontijo@oi.net.br
Carolina Gava Silveira	55 (21) 3131-1314	ana.silveira@oi.net.br
Bernardo Costa Guttmann	55 (21) 3131-1316	bernardo.guttmann@oi.net.br
Michelle Costa	55 (21) 3131-2918	michelle.costa@oi.net.br
Patricia Frajhof	55 (21) 3131-1315	patricia.frajhof@oi.net.br

Global Consulting Group

Lucia Domville	1 (646) 284-9416	ldomville@hfgcg.com

March 15, 2010	www.oi.com.br/ir	31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer